TRANSAMERICA FUNDS

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

WELLINGTON MANAGEMENT COMPANY LLP

THIS AMENDMENT is made as of August 30, 2024, to the Investment Sub-Advisory Agreement dated September 15, 2008, as amended (the “Agreement”), between Transamerica Asset Management, Inc. (“TAM”) and Wellington Management Company LLP (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement is confirmed and remains in full force and effect.

This amendment shall be considered effective as of August 30, 2024.

TRANSAMERICA T MANAGEMENT, INC.
By:
Name:	Thomas R. Wald, CFA
Title:	Senior Vice President, Chief Investment Officer and Director

WELLINGTON MANAGEMENT COMPANY LLP

By:
Name:	Eric Tanaka
Title:	Senior Managing Director

Schedule A

FUNDS	INVESTMENT SUB-ADVISORY FEE*
Transamerica Large Growth**	0.18% of the first $500 million; 0.17% over $500 million up to $1 billion; 0.16% over $1 billion up to $2 billion; and 0.15% in excess of $2 billion.

Transamerica Mid Cap Growth***	0.33% of the first $200 million; and 0.31% in excess of $200 million.

Transamerica US Growth**	0.18% of the first $500 million; 0.17% over $500 million up to $1 billion; 0.16% over $1 billion up to $2 billion; and 0.15% in excess of $2 billion.

*

As a percentage of average daily net assets on an annual basis. TAM shall pay the Sub-Adviser, as promptly as possible after the last day of each month, a fee, computed daily at an annual rate set forth above. The average daily net assets shall in all cases be based on calendar days and be computed as of the time of the regular close of business of the New York Stock Exchange, or such other time as stated in the then-current Prospectus or as may be determined by the Board.

**

The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica US Growth, a series of Transamerica Funds, Transamerica WMC US Growth VP, a series of Transamerica Series Trust and Wellington Management Company LLP (“WMC”) managed assets for Transamerica Large Growth, a series of Transamerica Funds; in addition to WMC Core Equity and Disciplined US Growth Equity, each separately managed accounts of Transamerica Life Insurance Company that are advised by WMC; and Transamerica Large Cap Growth CIT, a series of Great Gray Collective Investment Trust that is also sub-advised by WMC.

***

The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Mid Cap Growth CIT, a series of Great Gray Collective Investment Trust that is also sub-advised by WMC.